April 21, 2016

Mr. Rufus Decker

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Henry Schein, Inc.

Form 10-K for the Fiscal Year Ended December 26, 2015

Filed February 10, 2016

File No. 0-27078

Dear Mr. Decker:

This correspondence serves as a supplemental response to our communication to you dated March 24, 2016 (the “March 24 Letter”) and to the teleconference we had with the SEC Staff on April 7, 2016 (the “April 7 Call”). As we have previously stated, we believe it is appropriate to aggregate our dental, animal health, and medical operating segments (“operating segments”) into the healthcare distribution reportable segment because (1) they exhibit similar long-term financial performance and have similar economic characteristics, (2) the operating segments have similar operating characteristics as defined by ASC 280-10-50-11, and (3) aggregation is consistent with the objective and basic principles of ASC 280-10-50.

SUPPLEMENTAL ANALYSIS OF THE OPERATING SEGMENTS’ OPERATING MARGINS

During the April 7 Call, we reiterated our position as described in the March 24 Letter that operating margins are the best indicators for assessing the similarity of the Company’s economic characteristics when evaluating the aggregation criteria prescribed by ASC 280-10-50-11. We believe that the operating margins of our operating segments, all of which are consistently in the mid-to-high single-digit range, have been historically similar and will continue to be similar in the long term. Furthermore, we believe it is reasonable to expect that the operating margins of the operating segments, which are already similar, will converge even more closely in the long term. Given the similar operating characteristics of the operating segments, we have concluded that users of our financial statements are able to understand the performance of our healthcare distribution segment, assess its prospects for future net cash flows and make informed judgments about the Company as a whole.

The Staff requested during the April 7 Call that we provide additional information supporting our assertion that the timing of acquisitions contributes to the variances in operating margins within the operating segments. These variances have been particularly pronounced in the animal health operating segment where there has been greater growth from acquisitions in the last five years than in the dental and medical operating segments, resulting in significant transaction and integration costs. Additionally, amortization expenses have increased significantly in the animal health operating segment due to the recognition of the intangible assets associated with the newly acquired businesses. As a result, amortization expense in the animal health operating segment was 1.26% of its sales in 2015 versus 0.79% in the dental operating segment and 0.34% in the medical operating segment. To illustrate the effects of acquisitions and amortization expense on the operating margin of the operating segments, we re-calculated the operating margins of the operating segments by excluding the effects of recently acquired businesses and by excluding all amortization expenses. We believe the adjusted operating margins resulting from the exclusion of recently acquired businesses provides a normalized view of the historical results and is representative of the future prospects of the operating segments. Typically, newly acquired businesses have lower operating margins that over time begin to improve as we achieve cost synergies, introduce new product lines, increase private label sales, and implement other operating margin improvement initiatives. Additionally, acquisitions contribute to a disproportionate amount of amortization expense among the operating segments that may vary in significance depending on the timing and size of the acquisitions.

The resulting normalized operating margins are disclosed in Exhibit A. We are supplementally providing Exhibit A to you pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Exhibit A, and the information contained therein, is nonpublic and confidential and remains the property of the Company. We hereby request that Exhibit A, and all copies thereof, be returned to the undersigned promptly following completion of your review thereof.

AGGREGATION CRITERIA

In addition to meeting the economic characteristics and the operating characteristics required to aggregate the operating segments into one reportable segment, we believe we provide information about the different types of business activities in which we operate that is consistent with the objectives and basic principles of the disclosure requirements. We do not believe any further disaggregated information related to the healthcare distribution segment would be materially more meaningful to investors than the aggregated information. Questions we receive from investors are typically with reference to healthcare distribution or technology in general. Although there may occasionally be questions that pertain to a specific operating segment, we believe these are questions that analysts use to determine market effects on other companies. We believe our investor base understands our business model, i.e., common distribution networks, similar customer types, common product offerings that are sold across multiple operating segments, etc.

As such, we continue to believe that the aggregation of the operating segments is appropriate given that they have historically met and are expected to continue to meet all of the aggregation criteria set out in ASC 280.

INFORMATION ABOUT PRODUCTS AND SERVICES

During the April 7 Call, the Staff asked that we review ASC 280-10-50-40 and share our consideration of the related disclosure requirements. We believe that we have consistently complied with its requirements. We have done this by disclosing the net sales of three groups of similar products: dental, animal health, and medical products. Please refer to page 96 of our Form 10-K for the fiscal year ended December 26, 2015, for the applicable disclosure, which provides a comprehensive list of the products sold by the healthcare distribution segment. With respect to the concept of grouping revenue by product in alternate ways, such as those discussed on the April 7 Call, we do not believe such a grouping would be more meaningful to investors. Further, although we do maintain revenue data for which products are grouped in this alternate manner for a majority of our domestic operations, we do not maintain a global database of revenue in which products are consistently classified and grouped in this manner. To develop such product groupings would require us to categorize all SKU’s, of which we maintain approximately 100,000, and to assure that our 139 operating entities are reporting on a consistent basis. Given that our global financial information is maintained via the use of 26 separate financial systems with multiple configurations and that new financial platforms are frequently added when we complete acquisitions, it is impracticable for us to provide such alternate information for the foreseeable future. We do believe the net sales by product information and effect of product mix on the healthcare distribution segment’s gross profit rate that we currently provide complies with the requirement.

Finally, we acknowledge our understanding that:

•	Henry Schein, Inc. is responsible for the adequacy and accuracy of its disclosures in its filings;
•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Henry Schein, Inc. may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please contact me at 631.843.5915.

Sincerely,

/s/ Steven Paladino

Steven Paladino

Executive Vice President and

Chief Financial Officer

Exhibit A

Supplementally provided to the Staff pursuant to the procedures set forth in 17 C.F.R. § 200.83.

A-1